SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 27th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event.

Credicorp’s Board of Directors, in its session held on April 26th, 2017, agreed unanimously on the following matters in relation to the election, at the Company’s Annual General Meeting of Shareholders, of the new Board who will perform the role from March 2017 to March 2020.

1.	Appointment of Mr. Dionisio Romero Paoletti as the Chairman of the Board and Mr. Raimundo Morales Dasso as the Vice-Chairman.

2.	Designation of the following directors as members of the Executive Committee:
•	Mr. Dionisio Romero Paoletti (Chairman)
•	Mr. Raimundo Morales Dasso (Vice-Chairman)
•	Mr. Benedicto Cigüeñas Guevara
•	Mr. Fernando Fort Marie
•	Mr. Juan Carlos Verme Giannoni
•	Mr. Martín Pérez Monteverde

3.	Designation of the following directors as members of the Audit Committee:
•	Mr. Raimundo Morales Dasso (Chairman)
•	Mr. Benedicto Cigüeñas Guevara (Financial Expert)
•	Ms. Patricia Lizárraga Guthertz

4.	Designation of the following directors as members of the Risk Committee:
•	Mr. Benedicto Cigüeñas Guevara (Chairman)
•	Mr. Dionisio Romero Paoletti
•	Mr. Raimundo Morales Dasso

5.	Designation of the following directors as members of the Nominations Committee:
•	Mr. Dionisio Romero Paoletti (Chairman)
•	Mr. Raimundo Morales Dasso
•	Mr. Martín Pérez Monteverde

6.	Designation of the following directors as members of the Compensation Committee:
•	Mr. Dionisio Romero Paoletti (Chairman)
•	Mr. Raimundo Morales Dasso
•	Mr. Juan Carlos Verme Giannoni

7.	Designation of the following directors as members of the Corporate Governance Committee:
•	Mr. Dionisio Romero Paoletti (Chairman)
•	Mr. Benedicto Cigüeñas Guevara
•	Mr. Juan Carlos Verme Giannoni
•	Mr. Eduardo Hochschild Beeck

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27th, 2017

CREDICORP LTD. (Registrant)

	By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative